Exhibit 99.1

ReneSola Announces Corporate Share Repurchase Program

Shanghai, China, September 23, 2015 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced that its Board of Directors has authorized a share repurchase program under which ReneSola may repurchase up to US$20 million in aggregate value of the Company’s outstanding American depositary shares (“ADSs”) within the next 12 months.

Under the program, the Company may, from time to time, depending on market conditions, share price and other factors, make one or more purchases, on the open market or in privately negotiated transactions, of up to US$20 million in aggregate value of the Company’s outstanding ADSs. Such purchases under the program will be made in accordance with the applicable laws and subject to any required regulatory approvals.

“We are fully confident in ReneSola’s growth strategy and execution capabilities and we believe that the current share price does not fairly reflect our growth prospects,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “We have already established a track record of success in our transition into a downstream oriented company with numerous projects developed, operated and sold and a deep pipeline of new projects in key markets including the United Kingdom, Japan and the United States. The board’s decision on initiating a share repurchase program demonstrates the confidence we have in our business strategy, market position and long-term prospects and reflects our commitment to building sustainable value for our shareholders.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,“ “expects“ or “anticipates“ will occur, what “will“ or “could“ happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

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For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: +86 (21) 6280-9180 ext. 105

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6139

Email: sol@ogilvy.com

In the United States:

Ogilvy Financial

Tel: +1 (646) 867-1888

Email: sol@ogilvy.com

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